1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 15, 2004

For the month of June 2004

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 07/16/2004	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description

99.1	Announcement on June 17, 2004: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on June 17, 2004: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on June 23, 2004: Board Meeting’s Resolution on the record date of the merger with SiS Microelectronics Corp.

99.4	Announcement on June 24, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.5	Announcement on June 30, 2004: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on June 30, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.7	Announcement on July 7, 2004: June Sales

99.8	Announcement on July 8, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.9	Announcement on July 15, 2004: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/03/24~2004/06/16

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 52; average unit price: $34,967,117 NTD; total transaction price: $1,818,290,066 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor Corporation; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/06/02~2004/06/16

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 12; average unit price: $80,246,408 NTD; total transaction price: $962,956,892 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.3

Board Meeting’s Resolution on the record date of the merger with SiS Microelectronics Corp.

1.	Date of occurrence of the event: 2004/06/23

2.	Cause of occurrence: The Board Meeting has resolved that the record date of the merger with SiS Microelectronics Corp. is set on 2004/7/1.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

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Exhibit 99.4

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name of the securities: Common shares of AU Optronics Corp.

2.	Trading date: 2003/10/23~2004/06/24

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 7,830,000 shares; average unit price: $50.150 NTD; total amount: $392,676,700 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $281,972,291 NTD

5.	Relationship with the underlying company of the trade: AU Optronics Corp., investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 143,042,490 shares; amount: 2,022,405,385 NTD; percentage of holdings: 3.29%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.52% ratio of shareholder’s equity: 33.80%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/06/29

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 4; average unit price: $170,678,025 NTD; total transaction price: $682,712,100 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor Corporation; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.6

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name of the securities: Common shares of AU Optronics Corp.

2.	Trading date: 2004/06/25~2004/06/30

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 7,050,000 shares; average unit price: $51.323 NTD; total amount: $361,825,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $266,823,853 NTD

5.	Relationship with the underlying company of the trade: AU Optronics Corp., investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 143,042,490 shares; amount: 2,022,405,385 NTD; percentage of holdings: 3.29%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.49% ratio of shareholder’s equity: 33.76%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.7

United Microelectronics Corporation

July 7, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
June	Invoice amount	10,498,142	7,555,783	2,942,359	38.94%
2004	Invoice amount	55,925,699	41,341,175	14,584,524	35.28%
June	Net sales	10,316,041	7,027,757	3,288,284	46.79%
2004	Net sales	54,502,771	39,604,152	14,898,619	37.62%

2)	Funds lent to other parties (NT$ Thousand)

	Balance as of period end
	This Month	Last Month	Limit of lending
UMC	0	0	32,281,487
UMC’s subsidiaries	23,281	26,180	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	64,562,974
UMC’s subsidiaries	1,686	177,584	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2 Hedging purpose (for the position of floating rate liabilities) NT$ million

Underlying assets / liabilities	23,818
Financial instruments	Interest rate swap
Mark to market value	-533

b	Trading purpose : None

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Exhibit 99.8

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name of the securities: Common shares of AU Optronics Corp.

2.	Trading date: 2004/07/01~2004/07/08

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 6,800,000 shares; average unit price: $48.729 NTD; total amount: $331,355,400 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $239,791,820 NTD

5.	Relationship with the underlying company of the trade: AU Optronics Corp., investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 136,604,128 shares; amount: 1,839,406,327 NTD; percentage of holdings: 3.14%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.45% ratio of shareholder’s equity: 33.71%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.9

United Microelectronics Corporation

For the month of June, 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of June, 2004

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of May 31, 2004	Number of shares held as of June 30, 2004	Changes
Director and Vice Chairman	Peter Chang	17,729,666	7,729,666	(10,000,000)*
Group President	Chris Chi	1,812,464	1,512,464	(300,000)
Vice President	Henry Liu	10,294,582	10,264,582	(30,000)

Note: The 10,000,000 shares were transferred to a trust account.

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of May 31, 2004	Number of shares pledge as of June 30, 2004	Changes
Group President	Chris Chi	505,000	0	(505,000)

3)	The acquisition assets (NT$ Thousand)

Description of assets	June	2004
Semiconductor Manufacturing Equipment	3,655,861	20,332,181
Fixed assets	27,254	57,090

4)	The disposition of assets (NT$ Thousand)

Description of assets	June	2004
Semiconductor Manufacturing Equipment	0	211,301
Fixed assets	0	16,629